                                                                      EXHIBIT 99

FOR IMMEDIATE RELEASE


JCPENNEY ELECTS OESTERREICHER
AS VICE CHAIRMAN AND CEO;
AND TYGART, PRESIDENT AND COO


      PLANO, TX, Nov. 9 -- The board of directors of J. C. Penney Company, Inc. has elevated several key officers of the company and made other organizational changes in order to ensure a smooth transition upon the retirement of W. R. Howell, chairman of the board and chief executive officer, which is anticipated within the next few years, the company announced today.

      The board has elected James E. Oesterreicher as vice chairman of the board and chief executive officer and W. Barger Tygart as president and chief operating officer. The appointments are effective January 1, 1995.

      Oesterreicher, now president of JCPenney stores and catalog, and Tygart, senior executive vice president and director of merchandising and support operations, have been elected to the board of directors, effective the same date.

      "The separation of the duties of the chairman and the chief executive officer will enable the chairman to focus his energies on board and strategic issues such as international expansion," Mr. Howell stated in announcing the board action. "The changes also provide for continuity in the leadership which has made our $20-billion company a consistent performance leader in the retail sector and has positioned JCPenney as America's national department store," the chairman said.

      In other changes, Gale Duff-Bloom, executive vice president and director of administration, has been elected senior executive vice-president, reporting along with Mr. Tygart to Mr. Oesterreicher. John T. Cody, Jr., executive vice president and director of JCPenney stores, has been elected president of JCPenney stores. Thomas D. Hutchens, executive vice president and director of merchandising, has been elected president of merchandising worldwide. Both Messrs. Cody and Hutchens will report to Mr. Tygart.

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JCPENNEY CHANGES
Page 2


      Commenting on the board's action, Mr. Howell said, "These changes are indicative of the exceptional combined strength of our management team. They will enable the company to move aggressively forward, while maintaining its momentum of outstanding performance, which is shared by all associates, shareholders, and suppliers alike."

      Testifying to the company's success with consumers, Mr. Howell noted, Women's Wear Daily last month reported that JCPenney is top-rated by shoppers for women's apparel; MR ("Magazine of the Menswear Industry") named the company retailer of the year; and Consumer Reports released a survey in which JCPenney was the highest ranked national department store and drew more consumer comments than any other store.

      Company officers reporting to Mr. Oesterreicher, in addition to Mr. Tygart and Ms. Duff-Bloom, will be Terry S. Prindiville, executive vice president and director of support services; Charles R. Lotter, executive vice president, secretary and general counsel; and Robert E. Northam, executive vice president and chief financial officer.

      Officers reporting to Mr. Tygart, along with Messrs. Cody and Hutchens, will be William E. McCarthy, president of the catalog division, and four vice presidents: Anton C. Haake, director of quality assurance; Randy S. Ronning, director of special businesses; James C. Schwaninger, director of government relations; and Michael Todres, director of distribution and non-resale purchasing.
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 Contact:  Hank Rusman                 or  Duncan Muir
           Public Relations                Financial Public Relations
           (214) 431-1316                  (214) 431-1329